NEWS RELEASE IGT to Explore Strategic Alternatives for its Global Gaming and PlayDigital Segments to Drive Long-Term Sustainable Value IGT announces review of strategic alternatives for Global Gaming and PlayDigital to enhance shareholder value LONDON – June 8, 2023 – International Game Technology PLC (“IGT”) (NYSE: IGT) announced today that its Board of Directors is evaluating potential strategic alternatives for IGT’s Global Gaming and PlayDigital segments in order to unlock the full value of IGT’s portfolio. IGT’s Board of Directors is considering a broad range of potential alternatives, including but not limited to a sale, merger or spin-off, as well as retaining and further investing in the Global Gaming and PlayDigital businesses. “Over the last three years, IGT has sharpened its strategic focus by reorganizing around core product verticals, monetizing non-core assets, reducing structural costs and significantly improving its credit profile,” said Marco Sala, IGT Executive Chair. “We believe the intrinsic value of IGT’s market-leading businesses and diversified cash flow profile is not currently reflected in our stock price and the timing is right to assess opportunities that may enhance value for IGT’s shareholders.” “IGT is a global leader with deep expertise in lottery, land-based gaming, iGaming and sports betting,” said Vince Sadusky, IGT CEO. “We remain focused on the execution of our growth objectives and multi-year goals outlined in our November 2021 Investor Day as we undertake this review and evaluation of strategic alternatives. Regardless of the outcome of this process, IGT is well-positioned to deliver on its long-term growth and profit targets.” IGT has retained Deutsche Bank, Macquarie Capital and Mediobanca as financial advisors and Sidley Austin and White & Case are serving as legal counsel to assist IGT in exploring strategic alternatives. No decision has been made regarding any alternative, there is no timeline for the review and there can be no assurance that the exploration of strategic alternatives will result in any transaction. IGT does not intend to comment on or provide updates regarding these matters unless and until it determines that further disclosure is appropriate or required. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.igt.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2022 and other documents led from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. # # # Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452 Francesco Luti, Italian media inquiries, +39 06 5189 9184 James Hurley, Investor Relations, +1 (401) 392-7190 © 2023 IGT The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors.